BRANDON J. CAGE

Vice President and Managing Counsel

Writer's Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

April 28, 2023

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:	Equitable Financial Life Insurance Company of America

Request to Withdrawal Prospectus Supplement Filed Pursuant to Rule 424(b)(3)

Structured Capital Strategies PLUS® 21, File No. 333-265027

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "1933 Act"), Equitable Financial Life Insurance Company of America (the "Company") respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of Prospectus Supplement Filed Pursuant to Rule 424(b)(3) on Structured Capital Strategies PLUS® 21 (File No. 333-265027) as filed with the SEC on April 20, 2023 (Accession No. 0001104659-23-047643).

Due to an administrative error, the Prospectus Supplement Filed Pursuant to Rule 424(b)(3) was filed under the incorrect File number. A new Prospectus Supplement Filed Pursuant to Rule 424(b)(3) was filed (Accession No. 0001104659-23-047668) to rectify the EDGAR error specified above. The Company notes that the Amendment has not been made effective by the SEC Staff and that no securities have been sold based on the Amendment.

If you have any questions, or require any additional information, please contact me at (205) 268-1889. We thank you for your assistance with this filing.

Very truly yours,

/s/ Brandon J. Cage. Esq.

Brandon J. Cage, Esq.

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